[redacted]

SECU[illegible] 08029938 [illegible]SION

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-43085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road, Suite B375
(No. and Street)

Lexington	Kentucky	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley S. Kerrick (859) 224-7073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Potter & Company, LLP
(Name – *if individual, state last, first, middle name*)

301 East Main Street, Suite 1100	Lexington	Kentucky	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley S. Kerrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Investment Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires Oct. 27, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

December 31, 2007

Potter & Company, LLP
301 East Main Street, Suite 1100
Lexington, Kentucky 40507
(859) 253-1100

Lead Auditor: David R. O'Bryan
Federal Identification Number: 61-0478969

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONTENTS

POTTER
POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 • 859.253.1384 fax • www.mspotter.com
Offices in Lexington and Louisville

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated statement of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with *Government Auditing Standards*, we have also issued our report dated February 26, 2008 on our consideration of Lexington Investment Mortgage Company, LLC's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* and should be read in conjunction with this report in considering the results of our audit.

Potter & Company, LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
February 26, 2008

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	330,876
Deposits with clearing organization and others		134,934
Receivable from clearing organization		89,456
Receivables from non-customers		14,027
Other receivables		4,942
Prepaid expenses		20,521
Furniture and equipment, net		47,439
Total assets	$	642,195

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables and accrued expenses	$	81,125
Commissions payable		122,337
Income taxes payable		9,687
Deferred tax liability		11,955
Total liabilities		225,104
Minority interest in consolidated subsidiary		1,085
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding		180,000
Retained earnings		236,006
Total stockholders' equity		416,006
Total liabilities and stockholders' equity	$	642,195

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2007

Revenues:	
Commissions	$ 2,578,333
Net dealer inventory and investment gains	388,448
Commissions from loan closings and other fees	233,664
Interest and dividends	43,419
Other revenue	45,545
Total revenues	3,289,409
Operating expenses:	
Employee compensation and benefits	1,264,024
Officer compensation and benefits	938,191
Broker clearing charges	335,291
Communications and data processing	107,273
Occupancy	118,850
Retirement benefits expense	53,229
Other operating expenses	322,841
Total operating expenses	3,139,699
Income from operations before income taxes	149,710
Income tax expense	(72,789)
Income before minority interest	76,921
Minority interest in subsidiary's net loss	1,818
Net income	$ 78,739

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2007	799	$ 180,000	$ 181,237	$ 361,237
Net income			78,739	78,739
Dividends paid			(23,970)	(23,970)
Balance at December 31, 2007	799	$ 180,000	$ 236,006	$ 416,006

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	78,739
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		15,636
Provision for deferred income taxes		16,955
Minority interest in subsidiary's net loss		(1,818)
(Increase) decrease in operating assets:		
Deposits with clearing organization and others		(5,911)
Receivable from clearing organization		94,448
Receivables from non-customers		12,175
Other receivables		77,858
Prepaid expenses		20,489
Increase (decrease) in operating liabilities:		
Payables and accrued expenses		(108,774)
Commissions payable		(39,551)
Income taxes payable		(33,846)
Net cash provided by operating activities		126,400
Cash flows from investing activities:		
Proceeds from securities owned		274,781
Purchases of securities owned		(256,000)
Purchases of furniture and equipment		(34,966)
Net cash used in investing activities		(16,185)
Cash flows from financing activities:		
Dividends paid		(23,970)
Net cash used in financing activities		(23,970)

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
For the Year Ended December 31, 2007

Change in cash and cash equivalents	86,245
Cash and cash equivalents, beginning of year	244,631
Cash and cash equivalents, end of year	$ 330,876
Supplemental disclosure of cash flow information:	
Cash payments for income taxes	$ 98,010

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Business and Principles of Consolidation:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements include the accounts of Lexington Investment Company, Inc. and its ninety percent (90%) owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. No member of the limited liability company shall have any personal liability for the obligations of the company. Lexington Investment Mortgage Company, LLC is licensed by the Kentucky Department of Financial Institutions and is an approved Department of Housing and Urban Development loan correspondent mortgagee.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Pursuant to the operating agreement, the Members shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyond their capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the Members.

Basis of Accounting:

The consolidated financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For purposes of the consolidated statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Receivables from Non-customers:

Receivables from non-customers consist of amounts due from various employees. These receivables are carried at unpaid principal balances. No reserve for uncollectible non-customer receivables has been provided. Currently none of these balances are in default.

Securities Owned:

Securities transactions are recorded on a trade date basis. Securities owned are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets:

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense totals $15,636 for the year ended December 31, 2007.

Stock Options:

The Company has elected to comply with the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "*Accounting for Stock Based Compensation*," for the options to purchase shares of Lexington Investment Company, Inc.'s common stock granted during 2004 (prior to the December 15, 2005 effective date of Statement of Financial Accounting Standards No. 123(R), "*Share-Based Payment*").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions:

Lexington Investment Company, Inc.'s primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis.

Commissions from Loan Closings and Other Fees:

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan are recognized as income pursuant to the loan closing. Lexington Investment Mortgage Company, LLC also earns revenue from processing loans, including loan processing fees and reimbursement of certain direct costs incurred to process loans. Other fees earned include appraisal and credit report fees.

Advertising Costs:

Advertising costs are considered operating expenses in the year incurred and total $26,725 for 2007.

Income Taxes:

Lexington Investment Company, Inc. is taxed as a corporation.

Lexington Investment Mortgage Company, LLC was formed as a limited liability company and operates in a manner to be consistent with treatment as a partnership for income tax purposes. Lexington Investment Mortgage Company, LLC does not pay federal income taxes on its taxable income. Instead, the Members are liable for federal income taxes on their respective shares of company earnings or losses.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at two financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation (FDIC) insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts.

NOTE 2 - CONCENTRATION OF CREDIT RISK (CONTINUED)

At December 31, 2007, Lexington Investment Company, Inc.'s uninsured cash and money market balances total approximately $206,779.

NOTE 3 - RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under advances to and notes from various employees. As of December 31, 2007, receivables from non-customers consist of the following:

Interest bearing employee advance (A)	$	2,930
Interest bearing employee advance (A)		1,464
Interest bearing employee advance (B)		4,000
Interest bearing employee advance (C)		3,731
Non-interest bearing employee advance (D)		1,902
Total receivables from non-customers	$	14,027

(A) Per the respective employment agreements and related promissory notes, the above two employee advances of $2,930 and $1,464, respectively, are forgiven over a 48-month period ending in March 2008. These advances, together with interest accrued thereon at 6.00%, are payable on demand only in the event the employees' employment with Lexington Investment Company, Inc. terminates voluntarily or for cause (as defined within the promissory notes). These advances are secured by an interest and lien on all monies now or hereafter owed to the employees by Lexington Investment Company, Inc., including but not limited to compensation and any amounts or securities held on deposit by Lexington Investment Company, Inc.

(B) Per the promissory note, the above employee advance of $4,000 is due and payable with one payment of principal and interest at the rate of 5% on August 15, 2008. In the event of default all principal and interest becomes due and payable immediately and the interest rate on unpaid balances increases to 18% per annum, or the highest rate permitted by law in the Commonwealth of Kentucky.

(C) Per the promissory note, the above employee advance of $3,731 is payable in monthly installments of $100 including principal and interest at the rate of 4%. In the event of default all principal and interest becomes due and payable immediately and the interest rate on unpaid balances increases to 9% per annum.

(D) Per the respective employment agreement, the above employee advance of $1,902 is a result of four $1,000 draws for four consecutive pay periods during 2005. One-hundred percent (100%) of the employee's commissions from loan closings were to be applied to the outstanding balance up until October 15, 2005. After October 15, 2005, twenty percent (20%) of the employee's commissions were to be applied to the outstanding balance. In June 2006, the employee resigned from Lexington Investment Mortgage Company, LLC. Management believes that the former employee will make good faith attempts to pay back the remaining outstanding balance. During 2007, there were no payments made on the outstanding balance of the loan.

NOTE 3 - RECEIVABLES FROM NON-CUSTOMERS (CONTINUED)

As of December 31, 2007, the unpaid principal amounts under these non-customer receivables are payable as follows:

Year Ending December 31		
2008	$	11,496
2009		1,200
2010		1,200
2011		131
	$	14,027

NOTE 4 - FURNITURE AND EQUIPMENT, NET

As of December 31, 2007, net furniture and equipment consists of the following:

Furniture	$	14,768
Equipment		110,572
Total furniture and equipment		125,340
Less accumulated depreciation		77,901
Furniture and equipment, net	$	47,439

NOTE 5 - INCOME TAXES

Income tax expense for 2007 consists of the following:

Current expense:		
Federal	$	43,129
State and local		12,705
Deferred		16,955
Total income tax expense	$	72,789

The deferred tax liability as of December 31, 2007 consists of the following:

Total deferred tax liability	$	(13,897)
Total deferred tax asset		1,942
Net deferred tax liability	$	(11,955)

NOTE 5 - INCOME TAXES (CONTINUED)

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. These temporary differences relate to the recognition of depreciation expense for income tax and financial statement purposes and to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 34% to income before income taxes, as follows (amounts rounded):

Expected tax provision	$	50,900
Effect of:		
State and local income taxes		12,700
Non-deductible expenses		11,300
Graduated rates		(9,300)
Underaccrual for the prior year		7,200
Total income tax expense	$	72,800

NOTE 6 - LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space operating lease under a five-year lease agreement which was to expire in April 2004, unless otherwise extended. The lease was extended for an additional five years beginning in April 2004 and continuing until April 2009 (the renewal). Rental expense under the renewal is $7,395 per month.

In September 2006, Lexington Investment Company, Inc. entered into a lease to rent space for the Danville office on a month-to-month basis. Rental expense under this agreement was $500 per month beginning in April 2007. In January 2008, rent expense increased to $600 per month.

In 2005, Lexington Investment Mortgage Company, LLC entered into an office space operating lease under a one-year agreement which ended in June 2006. The lease was then renewed for an additional three-year term through June 2009. Rental expense under this lease agreement was $1,970 per month. In July 2007 the lease agreement was renewed for two additional years beginning August 2007 and ending June 30, 2009. Rental expense under this agreement is $2,364 per month.

NOTE 6 - LEASE COMMITMENTS (CONTINUED)

As of December 31, 2007, the total future minimum lease payments under the three leases are as follows:

Year Ending December 31		
2008	$	124,308
2009		43,764
	$	168,072

Rental (occupancy) expense under the office space operating leases totals $118,850 for the year ended December 31, 2007.

NOTE 7 - RETIREMENT BENEFITS

During 2007 the Company adopted a safe harbor 401(k) plan (the Plan). The Company contributes a mandatory matching three percent of employees' compensation. In addition, the Company has the discretion to make additional matching contributions as well as discretionary contributions. Company contributions to the Plan for the year ended December 31, 2007 totaled $53,229.

NOTE 8 - STOCK OPTION AGREEMENTS

During 2004, the Board of Directors of Lexington Investment Company, Inc. granted two employees the right to purchase common stock under option agreements (the agreements). The options expired March 31, 2007, and neither of the two employees had exercised any of their rights to purchase shares of common stock by the exercise date. Accordingly, as of December 31, 2007, there are no shares that remain exercisable under these agreements.

NOTE 9 - STOCK REPURCHASE AGREEMENT

Lexington Investment Company, Inc. has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc. has the right and option, not the obligation, to repurchase from a stockholder his/her outstanding shares in the event of the death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc. chooses to exercise its option to repurchase from a stockholder his/her outstanding shares, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington Investment Company, Inc. as of the end of the fiscal year immediately preceding the date of the redemption event, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

NOTE 10 - CONTINGENCIES

In March 2007, the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD), conducted a routine examination of Lexington Investment Company, Inc.'s compliance with FINRA and Securities and Exchange Commission (SEC) regulations governing securities brokers and dealers. FINRA identified instances of non-compliance and Lexington Investment Company, Inc. responded to each instance providing corrective actions for each instance. However, three instances of non-compliance were referred by the examiners to the FINRA Enforcement Department for possible sanctions against Lexington Investment Company, Inc. The three instances relate to failure to timely report debt security trades through FINRA's Trade Reporting and Compliance Engine (TRACE), failure to prepare accurate blotters, and failure to archive outgoing e-mail correspondence.

As of December 31, 2007, no final determination has been provided by FINRA as to the amount of sanctions or fines that are possible as a result of the examination. Further, FINRA has not provided a range as to the possible monetary sanction, although FINRA has indicated the minimum fine for such instances would be $5,000. Accordingly, the accompanying statement of financial condition reflects a liability of $5,000 and a corresponding expense of $5,000 in the statement of income.

NOTE 11 - NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, Lexington Investment Company, Inc.'s net capital totals $278,555 which is $178,555 above its required net capital of $100,000. The net capital ratio at December 31, 2007 is 0.80 to 1.

NOTE 11 - NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s (LIC) consolidated subsidiary, Lexington Investment Mortgage Company, LLC (LIMC), as of December 31, 2007:

Total assets	$ 65,476
Total liabilities	$ 1,007
Members' equity	$ 64,469

LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC has to maintain a minimum adjusted net worth, as well as a minimum amount of liquid assets (cash, cash equivalents, or marketable securities) as a percentage of its adjusted net worth. Therefore, the assets of the subsidiary are not readily available for the protection of LIC's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1. Accordingly, the accounts of LIMC have not been included in the computation of LIC's net capital as of December 31, 2007.

NOTE 12 - ADJUSTED NET WORTH AND LIQUID ASSETS REQUIREMENTS

As indicated in Note 11, LIMC is a Department of Housing and Urban Development approved loan correspondent mortgagee. As such, LIMC must maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. At December 31, 2007, LIMC has an adjusted net worth of $64,469.

Additionally, LIMC is required to maintain liquid assets (cash, cash equivalents, or marketable securities) of at least twenty percent (20%) of its adjusted net worth up to a maximum amount of $100,000. As of December 31, 2007, LIMC's liquid assets (cash and cash equivalents) represent eighty-three percent (83%) of its adjusted net worth.

POTTER
POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 • 859.253.1384 fax • www.mspotter.com
Offices in Lexington and Louisville

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2007 and for the year then ended, and have issued our report thereon dated February 26, 2008, which appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating statement of financial condition and statement of income and the information contained in Schedules I and II are presented for purposes of additional analysis and are not required parts of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedule II is supplementary information required by the Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1. The consolidating statements of financial condition and income and the information contained in Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Potter & Company, LLP
POTTER & COMPANY, LLP
Lexington, Kentucky
February 26, 2008

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Cash and cash equivalents	$ 279,054	$ 51,822	$ 330,876	$	$ 330,876
Deposits with clearing organization and others	134,934		134,934		134,934
Receivable from clearing organization	89,456		89,456		89,456
Receivables from non-customers	12,125	1,902	14,027		14,027
Other receivables		4,942	4,942		4,942
Prepaid expenses	20,176	345	20,521		20,521
Furniture and equipment, net	40,974	6,465	47,439		47,439
Investment in subsidiary	63,384		63,384	(63,384)	0
Total assets	$ 640,103	$ 65,476	$ 705,579	$ (63,384)	$ 642,195

LIABILITIES AND STOCKHOLDERS' EQUITY

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Liabilities:					
Payables and accrued expenses	$ 80,118	$ 1,007	$ 81,125	$	$ 81,125
Commissions payable	122,337		122,337		122,337
Income taxes payable	9,687		9,687		9,687
Deferred tax liability	11,955		11,955		11,955
Total liabilities	224,097	1,007	225,104	0	225,104
Minority interest in consolidated subsidiary				1,085	1,085
Stockholders' equity:					
Common stock, no par value; 1,000 shares authorized; 799 shares issued and outstanding	180,000		180,000		180,000
Paid-in capital		64,099	64,099	(64,099)	0
Retained earnings	236,006	370	236,376	(370)	236,006
Total stockholders' equity	416,006	64,469	480,475	(64,469)	416,006
Total liabilities and stockholders' equity	$ 640,103	$ 65,476	$ 705,579	$ (63,384)	$ 642,195

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2007

	Lexington Investment Company, Inc.	Lexington Investment Mortgage Company, LLC	Subtotal	Eliminations	Consolidated
Revenues:					
Commissions	$ 2,578,333	$	$ 2,578,333	$	$ 2,578,333
Net dealer inventory and investment gains	388,448		388,448		388,448
Commissions from loan closings and other fees		233,664	233,664		233,664
Interest and dividends	43,419		43,419		43,419
Other revenue	45,545		45,545		45,545
Total revenues	3,055,745	233,664	3,289,409	0	3,289,409
Operating expenses:					
Employee compensation and benefits	1,100,641	163,383	1,264,024		1,264,024
Officer compensation and benefits	938,191		938,191		938,191
Broker clearing charges	335,291		335,291		335,291
Communications and data processing	105,345	1,928	107,273		107,273
Occupancy	93,240	25,610	118,850		118,850
Retirement benefits expense	53,229		53,229		53,229
Other operating expenses	261,914	60,927	322,841		322,841
Total operating expenses	2,887,851	251,848	3,139,699	0	3,139,699
Income (loss) from operations	167,894	(18,184)	149,710	0	149,710
Other income (loss):					
Equity in earnings of subsidiary	(16,366)		(16,366)	16,366	0
Income (loss) before income taxes	151,528	(18,184)	133,344	16,366	149,710
Income tax expense	(72,789)	0	(72,789)		(72,789)
Income (loss) before minority interest	78,739	(18,184)	60,555	16,366	76,921
Minority interest in subsidiary's net loss				1,818	1,818
Net income (loss)	$ 78,739	$ (18,184)	$ 60,555	$ 18,184	$ 78,739

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

NET CAPITAL

Total consolidated stockholders' equity	$	416,006
Deduct stockholders' equity not allowable for net capital		63,384
Total stockholders' equity qualified for net capital		352,622
Deductions and/or charges:		
Non-allowable assets -		
Cash on deposit at CRD		792
Receivables from non-customers		12,125
Prepaid expenses		20,176
Furniture and equipment, net		40,974
Total non-allowable assets		74,067
Net capital	$	278,555

AGGREGATE INDEBTEDNESS

Items included in consolidated statement of financial condition:		
Payables and accrued expenses	$	80,118
Commissions payable		122,337
Income taxes payable		9,687
Deferred tax liability		11,955
Total aggregate indebtedness	$	224,097

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$	14,940
Minimum net capital requirement	$	100,000
Excess net capital	$	178,555
Ratio: aggregate indebtedness to net capital		0.80 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II (unaudited and unconsolidated) FOCUS report	$	299,484
Adjustments to decrease net capital:		
Audit adjustments to adjust payables and accrued expenses for unrecorded liabilities		(3,975)
Audit adjustment to adjust income tax expense to actual for current year federal, state, and local income taxes		(16,954)
Net capital per above	$	278,555

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE II - COMPUTATION OF ADJUSTED NET WORTH AS REQUIRED BY THE UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT MORTGAGEE APPROVAL HANDBOOK 4060.1
December 31, 2007

Net worth required	$	63,000
Equity per the consolidating statement of financial condition	$	64,469
Less: unacceptable assets		0
Adjusted net worth	$	64,469

POTTER
POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 • 859.253.1384 fax • www.mspotter.com
Offices in Lexington and Louisville

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Lexington Investment Company, Inc. as of and for the year ended December 31, 2007 and the supplemental information contained in Schedule I, in accordance with auditing standards generally accepted in the United States of America, we considered Lexington Investment Company, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on Lexington Investment Company, Inc.'s financial statements, but not for the purposes of expressing an opinion on the effectiveness of Lexington Investment Company, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Lexington Investment Company, Inc.'s internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Lexington Investment Company, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lexington Investment Company, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lexington Investment Company, Inc.'s practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Potter & Company LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
February 26, 2008

POTTER
POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 • 859.253.1384 fax • www.mspotter.com
Offices in Lexington and Louisville

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH *GOVERNMENT AUDITING STANDARDS*

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. In addition, the audit of Lexington Investment Mortgage Company, LLC was conducted in accordance with the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States.

Internal Control Over Financial Reporting

In planning and performing our audit, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

Compliance and Other Matters

As part of obtaining reasonable assurance about whether Lexington Investment Mortgage Company, LLC's financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit and, accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under *Government Auditing Standards.*

We noted certain matters that we reported to management of Lexington Investment Mortgage Company, LLC in a separate letter dated February 26, 2008.

This report is intended solely for the information and use of management, the Board of Directors, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Potter & Company, LLP
POTTER & COMPANY, LLP
Lexington, Kentucky
February 26, 2008

POTTER
POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 • 859.253.1384 fax • www.mspotter.com
Offices in Lexington and Louisville

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL COMBINED REPORT APPLICABLE TO INTERNAL CONTROL OVER FINANCIAL REPORTING BASED ON AN AUDIT OF FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER COMPLIANCE FOR HUD-ASSISTED PROGRAMS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the consolidated financial statements of Lexington Investment Company, Inc. and Subsidiary as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. We have also audited Lexington Investment Mortgage Company, LLC's compliance with requirements applicable to major HUD-assisted programs and have issued our reports thereon dated February 26, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States and the *Consolidated Audit Guide for Audits of HUD Programs* (the Guide), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and about whether Lexington Investment Mortgage Company, LLC complied with laws and regulations, noncompliance with which would be material to a major HUD-assisted program.

The management of Lexington Investment Mortgage Company, LLC is responsible for establishing and maintaining effective internal control. In planning and performing our audit of the financial statements and compliance, we considered Lexington Investment Mortgage Company, LLC's internal control over financial reporting and its internal control over compliance with requirements that could have a direct and material effect on a major HUD-assisted program in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements and on compliance and not for the purpose of expressing an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Lexington Investment Mortgage Company, LLC's internal control over financial reporting and internal control over compliance

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect on a timely basis misstatements or noncompliance with applicable requirements of a HUD-assisted program. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles or to administer a HUD-assisted program such that there is more than a remote likelihood that (a) a misstatement of the entity's financial statements, or (b) noncompliance with applicable requirements of a HUD-assisted program, that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that (a) a material misstatement of the financial statements, or (b) material noncompliance with applicable requirements of a HUD-assisted program, will not be prevented or detected.

Our consideration of internal control over financial reporting and internal control over compliance was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Board of Directors, management, and the Department of Housing and Urban Development, and is not intended to be and should not be used by anyone other than these specified parties.

Potter & Company, LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
February 26, 2008

POTTER

POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

301 East Main Street, Suite 1100 • Lexington, KY 40507 • 859.253.1100 • 859.253.1384 fax • www.mspotter.com
Offices in Lexington and Louisville

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH SPECIFIC REQUIREMENTS APPLICABLE TO MAJOR HUD PROGRAMS

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the compliance of Lexington Investment Mortgage Company, LLC. with the specific program requirements governing federal financial reports; loan origination; loan settlement; federal financial and activity reports; kickbacks; and mortgagee approval requirements, that are applicable to each of its major HUD-assisted programs, for the year ended December 31, 2007. Compliance with those requirements is the responsibility of Lexington Investment Mortgage Company, LLC's management. Our responsibility is to express an opinion on the Company's compliance based on our audit.

We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America, the standards applicable to financial audits contained in *Government Auditing Standards,* issued by the Comptroller General of the United States, and the *Consolidated Audit Guide for Audits of HUD Programs* (the "Guide") issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audit to obtain reasonable assurance about whether noncompliance with the requirements referred to above that could have a direct and material effect on a major HUD-assisted program occurred. An audit includes examining, on a test basis, evidence about Lexington Investment Mortgage Company, LLC's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Our audit does not provide a legal determination of the Lexington Investment Mortgage Company, LLC's compliance with those requirements.

In our opinion, Lexington Investment Mortgage Company, LLC complied, in all material respects, with the requirements referred to above that are applicable to each of its major HUD-assisted programs for the year ended December 31, 2007.

This report is intended solely for the information of the audit committee, management, and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.

Potter & Company, LLP
POTTER & COMPANY, LLP
Lexington, Kentucky
February 26, 2008

LEXINGTON INVESTMENT MORTGAGE COMPANY, LLC
SCHEDULE OF PRIOR AUDIT FINDINGS AND THEIR RESOLUTION
December 31, 2007

Condition and Criteria:

As a Department of Housing and Urban Development approved loan correspondent mortgagee, Lexington Investment Mortgage Company, LLC is required to maintain an adjusted net worth, as defined in Department of Housing and Urban Development Mortgagee Approval Handbook 4060.1, of at least $63,000. As of December 31, 2006, the adjusted net worth was $346 below the required $63,000 amount.

Recommendation:

Lexington Investment Mortgage Company, LLC should take the necessary steps to increase its adjusted net worth to comply with the $63,000 limit. This requirement should be monitored closely during the year to ensure that it is in compliance with the requirement at all times throughout the year.

Current Status:

Due to this finding, Lexington Investment Mortgage Company, LLC was required to submit quarterly compiled financial statements to the U.S. Department of Housing and Urban Development. Beginning in June 30, 2007, quarterly compiled financial statements for Lexington Investment Mortgage Company, LLC have been submitted to HUD and the Company was in compliance with the minimum net worth requirements for the quarters ended June 30, 2007 and September 30, 2007, respectively.

END